Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust recognized as Climate Disclosure
Leader and confirms October cash distribution

Calgary, October 20, 2009 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) is one of 15 companies in Canada to be recognized as a 2009 Climate Disclosure Leader as part of the global Carbon Disclosure Project (CDP).  This is the third year in a row that Penn West Energy has received this award.

The CDP provides global coverage of the world’s largest publicly traded companies on stock exchanges across the globe. This year’s CDP questionnaire was endorsed by 475 investment companies and organizations with a total of US$55 trillion under management.

Penn West confirms that its October 2009 cash distribution will be CDN$0.15 per trust unit payable on November 13, 2009 to unitholders of record on October 30, 2009. The ex-distribution date is October 28, 2009.

The CDN$0.15 per unit is equivalent to approximately US$0.15 per unit (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$1.00. Registered unitholders with U.S. addresses will receive their distributions directly from Penn West’s transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com